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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2013

SEC FILE NUMBER
8-51241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/12**   AND ENDING   **12/31/12**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DRW Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. Madison Street, Suite 2500

OFFICIAL USE ONLY
FIRM I.D. NO.

                              (No. and Street)

Chicago   **Illinois**   **60661**

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange   **(312) 542-1011**

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

                            (Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800   **Chicago**   **Illinois**   **60606**

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, **James B. Lange** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DRW Securities, LLC _____ , as

of **December 31** _____ , 20**12**____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public _Feb. 26, 2013_

NANCY J SIMENSON
OFFICIAL SEAL
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Contents

DRW Securities, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934.

 McGladrey

Independent Auditor's Report

To the Member
DRW Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of DRW Securities, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DRW Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2013

1

DRW Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	255,750
Receivable from clearing brokers, net		5,306,796
Securities owned, at fair value		425,070,605
Derivative financial instruments owned, at fair value		445,031,164
Stock and memberships in exchanges owned, at cost (fair value $1,265,759)		1,531,763
Receivables from affiliated companies		239,429
Other assets		192,714
Total assets	$	877,628,221

Liabilities and Member's Equity		
Liabilities		
Payables to clearing broker, net	$	2,504,772
Securities sold, not yet purchased, at fair value		399,792,909
Derivative financial instruments sold, at fair value		399,956,343
Payables to affiliated companies		3,028,450
Note payable - affiliate		27,750,000
		833,032,474
Member's Equity		44,595,747
Total liabilities and member's equity	$	877,628,221

See Notes to Statement of Financial Condition.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC (the Company) is an Illinois limited liability company and a wholly owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a Chicago Board Options Exchange (CBOE) member firm that engages in proprietary trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities and derivatives transactions: Proprietary securities and derivative transactions and related revenues and expenses are recorded at fair value on the trade-date basis as if they had settled. Commissions and related trading expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest income and expense recorded in proprietary trading revenue, net in the statement of operations.

Proprietary trading, net, includes interest and dividend income and interest and dividend expense related to the Company's trading activities.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Additionally, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

Stock and memberships in exchanges owned: The Company's stock and memberships in exchanges owned, which represent ownership interests in the exchanges and provide the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2012.

Stock in exchanges not held for operating purposes are carried at fair value and are included in securities owned in the statement of financial condition.

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of DRWH's tax returns. DRWH is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing DRWH's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions. DRWH files income tax returns in U.S. federal jurisdiction, and various states. DRWH is generally not subject to examination by United States federal or state taxing authorities for tax years before 2009.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently issued accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 2.   Receivables from and Payable to Clearing Brokers

Receivables from and payable to clearing brokers at December 31, 2012 consist of the following:

	Receivables	Payables
Clearing brokers	$ 7,731,013	$ 3,437,993
Unsettled securities transactions	(922,559)	-
Futures contracts - open trade equity	(1,571,771)	(1,564,980)
Interest and dividends, net	70,113	631,759
	$ 5,306,796	$ 2,504,772

Payable to clearing broker relates to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities owned by the Company.

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options, futures contracts, options on futures contracts, and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

U.S. Government securities, which consist of U.S. Treasury obligations, are recorded at fair value using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities. The Company has determined that U.S. Government securities are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Corporate bonds are recorded at fair value based on various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds. The Company has determined that corporate bonds are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Corporate convertible bonds are valued by management using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. These financial instruments are classified as Level 2 in the fair value hierarchy.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested. As of December 31, 2012, the valuation is based on an equity value per unit of the operating company as reported in its September 30, 2012 unaudited financial statements. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. These financial instruments are classified as Level 3 in the fair value hierarchy.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Total	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Exchange-traded funds	$ 283,900,976	$ 283,900,976	$ -	$ -
Equity securities	94,046,387	94,046,387	-	-
U.S. Government securities	20,232,240	20,232,240	-	-
Corporate bonds	19,246,904	19,246,904	-	-
Corporate convertible bonds	5,769,098	-	5,769,098	-
Private placement	1,875,000	-	-	1,875,000
Derivative financial instruments owned				
Equity options	327,835,990	327,835,990	-	-
Options on futures contracts	117,195,174	117,195,174	-	-
Receivables from clearing broker	-			
Futures contracts	(1,571,771)	(1,571,771)	-	-
	$ 868,529,998	$ 860,885,900	$ 5,769,098	$ 1,875,000
Liabilities				
Securities sold, not yet purchased				
Exchange-traded funds	$ 217,175,214	$ 217,175,214	$ -	$ -
Equity securities	169,353,675	169,353,675	-	-
U.S. Government securities	11,550,864	11,550,864	-	-
Corporate bonds	1,436,857	1,436,857	-	-
Corporate convertible bonds	276,299	-	276,299	-
Derivative financial instruments owned				
Equity options	283,701,258	283,701,258	-	-
Options on futures contracts	116,255,085	116,255,085	-	-
Payables from clearing broker				
Futures contracts	(1,564,980)	(1,564,980)	-	-
	$ 798,184,272	$ 797,907,973	$ 276,299	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 4. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby all other operating expenses are paid by DRWH and charged to the Company based on a series of usage factors. At December 31, 2012, payables to affiliated companies on the statement of financial condition of $2,621,899 are related to this agreement.

On May 3, 2012, the Company entered into an unsecured demand loan facility (Revolver) with an affiliated entity, which superseded and converted previously issued unsecured promissory notes with the same affiliated entity into indebtedness under the Revolver. Total indebtedness converted at the date of issuance totaled $43,100,000. The outstanding amount payable under the Revolver at December 31, 2012 is $27,750,000. This amount is utilized as margin for the Company's proprietary trading activities and bears no interest. Due to the demand nature of the Revolver, carrying value approximates fair value as of December 31, 2012.

Note 5. Derivative Financial Instruments, Guarantees and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives, as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, interest rates and market volatility. The time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies.

Purchased options on securities or futures contracts may provide the Company with the opportunity to deliver or to take delivery of securities or futures contracts at a contracted price. Options written on securities or futures contracts may obligate the Company to deliver or to take delivery of securities or futures contracts at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or futures contracts, which can be used to settle or offset the risk of these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 6.   Derivative Financial Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures, equity options and options on futures. As a market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities generally involve the use of hedging strategies to reduce directional and non-directional risks based on models. There is no guarantee that the hedging strategies will achieve their desired result. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the statement of operations.

As of December 31, 2012, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2012			Gross Liability Derivatives at Fair Value December 31, 2012	
Equity index contracts					
Equity options	$ 327,835,990	(1)	$	283,701,258	(4)
Options on futures	117,195,174	(1)	$	116,255,085	(4)
Futures	(1,493,834)	(2)		(1,534,230)	(3)
Fixed income contracts					
Futures	(77,937)	(2)		(30,750)	(3)
Energy contracts					
Futures	-			-	
Currency contracts					
Futures	-			-	
Precious Metals contracts					
Futures	-			-	
	$ 443,459,393			$ 398,391,363	

(1) - Included in Securities owned, at fair value on the statement of financial condition
(2) - Included in Receivable from clearing brokers on the statement of financial condition
(3) - Included in Payables from clearing brokers on the statement of financial condition
(4) - Included in Securities sold, not yet purchased, at fair value on the statement of financial condition

For the year ended December 31, 2012, the average number of contracts bought and sold was approximately 515,000 contracts per month.

DRW Securities, LLC

Notes to Statement of Financial Condition

Note 7. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $1,000,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2012, the Company had net capital of $20,507,909, which was $19,507,909 in excess of its required net capital of $1,000,000.